Exhibit 99.4

DESCRIPTION OF NEW CENTURY BANCORP, INC.’S CAPITAL STOCK

General

The Articles of Incorporation of New Century Bancorp, Inc. authorize the issuance of up to 10,000,000 shares of capital stock, consisting entirely of common stock, par value $1.00 per share.

In the future, the authorized but unissued and unreserved shares of New Century Bancorp, Inc.’s common stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of New Century Bancorp, Inc.’s common stock would be issued, no shareholder approval will be required for the issuance of those shares.

Common Stock

General. Each share of New Century Bancorp, Inc.’s common stock has the same relative rights as, and is identical in all respects to, each other share of New Century Bancorp, Inc.’s common stock.

Dividend Rights. As a North Carolina corporation, New Century Bancorp, Inc. is directly subject to restrictions on the payment of dividends applicable to its subsidiary banks. Holders of shares of New Century Bancorp, Inc.’s common stock are entitled to receive such cash dividends as the Board of Directors of New Century Bancorp, Inc. may declare out of funds legally available therefor. However, the payment of dividends by New Century Bancorp, Inc. is subject to the restrictions of North Carolina law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. The ability of New Century Bancorp, Inc. to pay dividends to the holders of shares of its common stock is dependent upon the amount of dividends that it receives from its subsidiary banks. New Century Bank of Fayetteville will not be able to pay any dividends to New Century Bancorp, Inc. until January, 2007 without the prior approval of the North Carolina Commissioner of Banks. Furthermore, there is no assurance that it will be able to pay dividends to New Century Bancorp, Inc. following this date.

Voting Rights. Each share of New Century Bancorp, Inc.’s common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. The Board of Directors of New Century Bancorp, Inc. has nine (9) members, and is classified so that one-third of the directors will be elected each year. Shareholders of New Century Bancorp, Inc. are not entitled to cumulate their votes for the election of directors.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of New Century Bancorp, Inc., the holders of shares of New Century Bancorp, Inc.’s common stock will be entitled to receive, after payment of all debts and liabilities of New Century Bancorp, Inc., all remaining assets of New Century Bancorp, Inc. available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of New Century Bank or New Century Bank of Fayetteville, New Century Bancorp, Inc., as the holder of all shares of their common stock would be entitled to receive payment of all debts and liabilities of New Century Bank or New Century Bank of Fayetteville (including all deposits and accrued interest thereon) and all remaining assets of New Century Bank or New Century Bank of Fayetteville available for distribution in cash or in kind.

Preemptive Rights; Redemption. Holders of shares of New Century Bancorp, Inc.’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. New Century Bancorp, Inc.’s common stock is not subject to call or redemption.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of New Century Bancorp, Inc.’s Articles of Incorporation and Bylaws, which address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors of New Century Bancorp, Inc. (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the Articles of Incorporation and Bylaws are to New Century Bancorp, Inc.’s Articles of Incorporation and Bylaws as currently in effect.

Classification of the Board of Directors. The Bylaws provide that if the number of directors is nine (9) or more (the number of directors is currently nine (9)), the Board of Directors of New Century Bancorp, Inc. shall be divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected (i.e. “staggered terms”). A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected. If the Board of Directors of New Century Bancorp, Inc. is “staggered” due to having nine or more directors, approximately one-third of the members of the Board of Directors of New Century Bancorp, Inc. will be elected each year, and two annual or special meetings would be required for New Century Bancorp, Inc.’s shareholders to change a majority of the members constituting the Board of Directors of New Century Bancorp, Inc.

Removal of Directors; Filling Vacancies. New Century Bancorp, Inc.’s Articles of Incorporation provide that shareholders may remove one or more of the directors with cause which includes (i) criminal prosecution and conviction during the course of a director’s service as a director of New Century Bancorp, Inc. of an act of fraud, embezzlement, theft, or personal dishonesty, (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust, or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any fidelity bonds or insurance policies covering its directors, officers or employees. Vacancies occurring in the Board of Directors of New Century Bancorp, Inc. may be filled by the shareholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the Board of Directors or the shareholders of New Century Bancorp, Inc. may amend or repeal the Bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the Board of Directors of New Century Bancorp, Inc. Generally, the shareholders of New Century Bancorp, Inc. may adopt, amend, or repeal the Bylaws in accordance with the North Carolina Business Corporations Act.

The Board of Directors is permitted by New Century Bancorp, Inc.’s Articles of Incorporation to consider other constituents besides the shareholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which New Century Bancorp, Inc. and its subsidiaries conduct business. Further, the Board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects of success of such a takeover proposal from a regulatory perspective.

Special Meetings of Shareholders. New Century Bancorp, Inc.’s Bylaws provide that only the President or Board of Directors of New Century Bancorp, Inc. may call a special meeting of shareholders.